[Letterhead of ICICI Bank]

March 29, 2007

VIA EDGAR AND EXPRESS COURIER

Ms. Sharon Blume, Reviewing Accountant
US Securities and Exchange Commission
100 F Street, NE
 Washington, D.C. 20549

Re.:	ICICI Bank Limited
Form 20-F for the Fiscal Year Ended March 31, 2006 (File No. 1-15002)

Dear Ms. Blume,

          This letter is in response to the staff’s comments regarding the above-referenced Annual Report on Form 20-F, set forth in your letter dated March 14, 2007 to Mr. K. V. Kamath. Set forth below are the responses to the comments in your letter. The numbering of the comments below corresponds to the numbering in your letter.

Form 20-F for the Fiscal Year Ended March 31, 2006

Operating and Financial Review and Prospects

Segment Revenues and Assets, Page 97

General

1.

We see that you have provided comparative annual analysis for your consumer and commercial banking and investment banking segments; however you have not provided such information for your “other” segment. Please revise to present a detailed comparative analysis for your “other” segment.

          The Reserve Bank of India (‘RBI’) has issued guidelines on compliance with accounting standards by banks wherein it has instructed banks to classify its operations in the following segments:

    Treasury Operations
    Other banking operations, and
    Residual operations

          Applying these principles, we have classified our operations into the following segments: consumer and commercial banking segment, investment banking segment and others. The consumer and commercial banking segment provides medium-term and long-term project and infrastructure financing, securitization, lease financing, working capital finance and foreign exchange services to clients. Further, it provides deposit and loan products to retail customers. The investment-banking segment includes ICICI Bank’s treasury operations and the operations of ICICI Securities, which deals in the debt, equity and money markets and provides corporate advisory products.

          The “Other” segment, by sharp contrast, is an aggregation of certain of our consolidated entities, which do not qualify as an independent segment as, under Indian GAAP or the guidelines issued by the Reserve Bank of India and comprises of ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company

Limited, Prudential ICICI Asset Management Company Ltd, Prudential ICICI Trust Limited, ICICI Property Trust, ICICI Investment Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners LLC and TSI Venture (India) Private Limited.

          The “Other” segment is represented by more than one entity and more than one business operating in different environments.

          For your interest, we also attach a press release recently issued which describes certain steps we have recently taken and intend to take with respect to the insurance companies, which form part of the “Other” segment. However certain important line items, which may relate to any entities included in the “Other” segment has been discussed in the main part of the management discussion and analysis.

          We will review the “Other” segment and amend future filings, to present a more detailed comparative analysis of the “Other” segment.

Financial Statements

Note 22-Differences between Indian GAAP and US GAAP, page F-59

General

2.

We note your accounting policy for fixed assets and depreciation on page F-32. Please tell us whether you have identified any differences in your accounting for fixed assets and depreciation under Indian GAAP as compared to US GAAP. For example, we note that fixed assets are depreciated by at least the minimum rates prescribed by the Companies Act of 1956 under Indian GAAP, whereas fixed assets are depreciated over their estimated useful lives under US GAAP.

          Under Indian GAAP, Accounting Standard No. 6 “Depreciation Accounting’ (AS 6) issued by the Institute of Chartered Accountants of India, requires depreciation to be recorded based on the management’s estimate of expected useful life of the asset, subject to the minimum depreciation rates as prescribed in the relevant statute (in this case, the Companies Act, 1956). Because, generally in all instances the depreciation rate based on the useful life of our fixed assets exceeds the minimum rate provided by the Companies Act, 1956, all fixed assets are depreciated over their estimated useful lives under Indian GAAP, resulting in no differences between Indian GAAP and US GAAP.

3.	We note your disclosure on page F-32 regarding the change in accounting for profit/premium on securitizations effective February 1, 2006. Please tell us whether you have identified any differences in your accounting for profit/premium on securitization under Indian GAAP as compared to US GAAP. For example, we note that profit/premium on securitizations is amortized over the life of the securities issued or to be issued by the SPV under Indian GAAP, whereas profit/premium on securitizations is recognized upon completion of the transfer under US GAAP.

          The Institute of Chartered Accountants of India has issued a guidance note on accounting for the securitization of loans, which is based on the principles stated in SFAS No 140 on “Transfers and Servicing of Financial assets and Extinguishment of Liabilities”.

          There was no difference in the accounting for profit /premium for securitizations done before February 1, 2006 between Indian GAAP and US GAAP. During the fiscal year 2006, the Reserve Bank of India issued guidelines on securitization of standard assets. In accordance with these guidelines, with effect from February 1, 2006, we account for any loss arising on sale in the Profit & Loss account for the period during which the sale is effected and any profit / premium arising on account of sale is amortised over the life of the securities issued or to be issued by the SPV.

          Hence the profit/ premium on deals done after February 1, 2006 was amortized under Indian GAAP over the life of the securities issued or to be issued by the SPV while it was booked upfront under US GAAP.

          The differences were identified and necessary adjustments were booked under US GAAP. However the difference between Indian GAAP and US GAAP was insignificant (less than 0.5% of the profit after tax under Indian GAAP or net income under US GAAP) and hence has not been disclosed separately in the reconciliation statement. This difference would be reported as a reconciling item in our form 20F for the fiscal year ending March 31, 2007, if found significant.

a) Allowance for loan losses, page F-60

4.

We note your description of the primary differences in the allowance for loan losses between Indian and US GAAP. We also note the reconciling item related to these differences is presented in the aggregate. To help us gain a better understanding of the quantitative impact of each of these differences, please tell us and disclose the portion of the aggregate reconciling item attributable to each difference.

          The aggregate allowances for loan losses for fiscal 2006 and fiscal 2005 as attributable to the reconciling items is given in the table below.

Reconciling items	Year ended March 31
	2005	2006
	Rs. in billion
Differences in the discount rate and cash flows used for
computing allowances created on restructured assets under
Indian GAAP and US GAAP	10.61	2.50

Differences in provisions due to the sale of certain loans to
an asset reconstruction company	(0.77)	1.50

Others (primarily differences between the prescriptive
provisioning on performing and non-performing assets as
per Reserve Bank of India guidelines in Indian GAAP and
allowances made in accordance with Statement No 5 and
Statement No 114 issued by the FASB)	4.83	1.21

Total allowance for loan losses	14.67	5.21

d) Valuation of Securities, page F-66

5.

We note that under Indian GAAP, during fiscal 2005, the company transferred Rs.213,489.4 million investments from the available for sale category to the held- to-maturity category in accordance with RBI guidelines. We also note these investments continue to be classified as available-for-sale under US GAAP. Please tell us how you determined these investments should be classified as available-for-

sale, rather then held-to-maturity under US GAAP. Refer to paragraphs 7 and 12 of SFAS 115.

          There is a clear distinction between the Indian GAAP classification of securities and that of US GAAP, which is explained in the following paragraphs.

          In accordance with the Banking Regulation Act, 1949, we are required to maintain a specified percentage of the net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. We invest in government securities for the aforesaid and trading purposes.

          We have classified certain securities as held to maturity in accordance with the RBI circular no DBOD NO.BP.BC.15/ 21.04.141 dated July 12, 2005. The circular allows banks to classify securities acquired by them with the intention to hold them to maturity under the held-to-maturity category. However, the guidelines do not explicitly prohibit banks from selling investments, classified as held-to-maturity. The guidelines also allow banks to transfer securities classified as held-to-maturity once in a year, at the beginning of the year. Further as a one-time measure, during fiscal 2005 the Reserve Bank of India had allowed banks to transfer certain securities classified as available for sale to securities classified as held-to-maturity at the lower of the acquisition cost/book value/market value at the date of the transfer.

          During the year ended March 31, 2002, we sold debt securities classified as held-to-maturity for US GAAP purposes. As the securities were sold for reasons other than those specified in SFAS No. 115 on “Accounting for Certain Investments in Debt and Equity securities”, all remaining held-to-maturity securities were reclassified as available-for-sale. Subsequent to the sale, we no longer classify debt securities as held to maturity under US GAAP. This is consistent with para 7 of SFAS No 115, which states that investments in debt securities shall be classified as held-to-maturity and measured at amortized cost in the statement of financial position only if the reporting enterprise has the positive intent and ability to hold those securities to maturity.

          Since we are allowed to transfer securities, classified as held-to-maturity, and we may also sell certain securities in future to take advantage of the conditions prevailing in the debt markets, for US GAAP purposes all our investments in debt securities are classified as securities available for sale or trading securities. Debt securities that we intend to sell within 90 days are classified as trading securities. All securities not classified as trading securities are classified as securities, available for sale.

Note 23 – Notes under US GAAP

1. Additional Information required Under US GAAP

a. Insurance Companies, page F-68

6.	We note that you do not consolidate ICICI Prudential Life and ICICI Lombard General (the Insurance Companies) pursuant to the guidance in EITF 96-16. Tell us if the Insurance Companies are variable interest entities within the scope of FIN 46R. If so, tell us why they are not required to be consolidated.

          In the consolidated financial statements prepared under Indian GAAP the Insurance Companies are fully consolidated in accordance with the requirements of Accounting Standard no. 21 on “Consolidated financial statements” issued by the Institute of Chartered

Accountants of India. However under US GAAP, the Insurance Companies are accounted for under the equity method of accounting pursuant to the guidance issued in EITF 96-16.

          We have approximately a 74% interest each in ICICI Life Insurance Company Limited (‘ICICI Life’) and ICICI Lombard General Insurance Company (‘ICICI General’), with the balance 26% being held by Prudential Plc in ICICI Life and 26% being held by Fairfax Financial Holdings of Canada (through one or more of their affiliates) (‘Fairfax’) in ICICI General.

          ICICI Life provides traditional as well as universal life contracts to its customers. It is the largest private sector life insurance company in India. ICICI General provides general insurance products like fire, motor, vehicle, marine to its customers. It is the largest private sector general insurance company in India.

          FIN 46R, the Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, which replaced FASB Interpretation No. 46, Consolidation of Variable Interest Entities, addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics:

1.	The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.
2.	The equity investors lack one or more of the following essential characteristics of a controlling financial interest:
	a.	The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights
	b.	The obligation to absorb the expected losses of the entity
	c.	The right to receive the expected residual returns of the entity.
3.	The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

          The Insurance Companies qualify as separate businesses as defined in Appendix C to FIN 46R. However since ICICI Bank Limited contributes more than fifty per cent equity based on the fair values of the interests, the conditions under para 5 needs to be evaluated to determine whether the Insurance Companies are variable interest entities.

          ICICI Life and ICICI General are not variable interest entities in accordance with FIN 46R and hence have not been consolidated because of the following:

1.	The equity investment at risk is sufficient to permit ICICI Life and ICICI General to finance its existing activities without additional subordinated financial support provided by any parties, including the equity holders, as demonstrated by the maintenance of the solvency margins.

Section 64VA of the Insurance Act, 1938, inter alia, requires every insurer to maintain an excess of the value of its assets over the amount of its liabilities at all times. The excess is known as “Solvency Margin”. Under section 114 (2) (y), (z), (za) of the Insurance Act, 1938, the Insurance Regulatory and Development Authority can make regulations regarding valuation of assets, liabilities and on matters relating to the sufficiency of assets. Section 64V of the Insurance Act, 1938 governs the valuation aspect of the assets and liabilities for the purpose of ascertaining compliance of provisions regarding sufficiency of assets and section 64VA provides sufficiency of assets for calculation of solvency margin.

     The Insurance companies have been maintaining the solvency margins in accordance with section 64V and 64VA of the Insurance Act, 1938. Further the stockholders’ equity under US GAAP of ICICI Life is approximately 16% of its total assets, excluding assets held for linked liabilities for which it holds equivalent provisions. The stockholders’ equity of (ICICI General) is approximately 22% of its total assets.

     Initial business setup costs and future bonus provisions of ICICI Life in line with the insurance company norms had a negative impact on its stockholders equity. Life insurance companies worldwide require a number of years to break even in view of the initial business set up and the customer acquisition costs in the initial years as well as reserving for actuarial liability. The deficit in the initial years is usually higher for faster growing companies. ICICI General has made profits during the previous years and also declared dividends to the equity shareholders.

2.	As per the shareholders’ agreements, the equity holders of ICICI Life and ICICI General:

	o	have the direct or indirect ability to make decisions about the entity’s activities,
	o	are obligated to absorb the expected losses of the respective entities,
	o	have the right to receive the expected residual returns of the respective entities

3.	As per the shareholders’ agreements the equity holders of ICICI Life and ICICI General do not have voting rights that are not proportionate to their economic interests, and the activities of the respective entities are not conducted on behalf of an investor with a disproportionately small voting interest.

ICICI Bank Limited hereby acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns, which the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (91) 22-2653-6157 (rakesh.jha@icicibank.com) or to contact Margaret Tahyar at 011-33-1-56-59-36-70 (Margaret.tahyar@dpw.com).

Sincerely yours,

/s/ Rakesh Jha

Rakesh Jha
General Manager

Manoj Kumar Vijai, KPMG
Margaret E. Tahyar, Esq., Davis Polk & Wardwell

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

News Release	March 3, 2007

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Jodhpur on March 1-3, 2007 approved, subject to necessary approvals, the incorporation of a new wholly-owned subsidiary, ICICI Holdings, and the transfer of its investments in ICICI Prudential Life Insurance Company Limited (ICICI Life), ICICI Lombard General Insurance Company Limited (ICICI General), Prudential ICICI Asset Management Company Limited (ICICI AMC) and Prudential ICICI Trust Limited (ICICI Trust) to this new company. ICICI Bank currently holds approximately 74% of ICICI Life and ICICI General and 51% of ICICI AMC and ICICI Trust. These investments would be transferred to ICICI Holdings at the book value in the books of ICICI Bank (currently about Rs. 1,950 crore).

ICICI Life and ICICI General are the largest life insurance and general insurance private sector companies in India. The growth momentum in the insurance sector is expected to continue given the growth of the Indian economy, rising household incomes and growing penetration of insurance products. This would lead to additional capital requirements for the insurance businesses. ICICI AMC manages the largest mutual fund in India1, and is well-placed to capitalise on the growth opportunities in this space. ICICI Holdings may consider a public listing of its equity shares at an appropriate time to meet a part of the further capital requirements of ICICI Life and ICICI General. ICICI Bank intends to retain majority ownership in ICICI Holdings.

It is proposed that with effect from June 1, 2007, Ms. Kalpana Morparia, Joint Managing Director, ICICI Bank, would assume responsibility for ICICI Holdings as its Managing Director & CEO, subject to necessary approvals.

About ICICI Life

ICICI Life is India’s largest private sector life insurance company with a market share of about 29% in the private sector and 9% overall during April 2006-January 2007. For the nine months ended December 31, 2006, ICICI Life had a total premium income (including renewal premium) of over Rs. 4,500 crore. While ICICI Life had an accounting loss of Rs. 348 crore during this period, its unaudited New Business Achieved Profit (NBAP) was Rs. 540 crore. NBAP is a metric for the economic value of the new business written during a defined period. It is measured as the present value of all the future profits for the shareholders, on account of the new business based on standard assumptions of mortality, expenses and other parameters.

About ICICI General

1 At February 28, 2007.

ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

ICICI General is India’s largest private sector general insurance company with a market share of about 36% in the private sector and 13% overall during April 2006-January 2007. ICICI General has expanded its distribution and substantially increased its business volumes with a growing proportion of non-corporate business, which incrementally accounts for over 60% of its gross written premiums. For the nine months ended December 31, 2006, ICICI General had a total premium income of over Rs. 2,300 crore, combined ratio of under 100% and profit after tax of Rs. 49 crore.

About ICICI AMC

ICICI AMC manages the Prudential ICICI Mutual Fund, which was India’s largest mutual fund at February 28, 2007 with assets under management of about Rs. 43,300 crore and a market share of about 12%. For the nine months ended December 31, 2006, ICICI AMC achieved a profit after tax of Rs. 33 crore. ICICI Trust is the trustee company for the fund.

Note: Financial results of entities other than ICICI AMC are unaudited.

1 crore = 10.0 million.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'would, 'will’, ‘growth’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

The incorporation of a new subsidiary and transfer of investments in insurance and asset management subsidiaries to this new subsidiary is subject to various approvals and there can be no assurance of the time taken to obtain such approvals, the nature and impact of any conditions specified in such approvals or that such approvals will be obtained at all. The impact of the proposed transfer of investments on the price of ICICI Bank’s equity shares and American Depositary Shares is uncertain. There can be no assurance that the proposed new company will seek to raise capital to meet the requirements of the insurance subsidiaries or of the valuations at which such capital may be raised or that it will be successful in raising such capital. ICICI Bank may continue to invest capital in the insurance subsidiaries and will continue, through its investment in the new company, to be exposed to the risks of the insurance and asset management subsidiaries. NBAP is based on standard assumptions of mortality, expenses and other parameters. Actual experience could differ based on variance from these assumptions especially in respect of expense overruns in the initial years.

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ICICI Bank Limited
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

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